[CENTRAL VIRGINIA BANKSHARES, INC. LETTERHEAD]

February 9, 2007

BY EDGAR TRANSMISSION

Don Walker	For Use of the
Senior Assistant Chief Accountant	Commission Only

Division of Corporation Finance

Securities and Exchange Commission

450 5th Street, N.W.

Washington, D.C. 20549-1004

Re:	Central Virginia Bankshares, Inc.

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 31, 2006

Forms 10-Q for Fiscal Quarters Ended March 3, 2006,

June 30, 2006, and September 30, 2006

File Number: 000-24002

Dear Mr. Walker:

Central Virginia Bankshares, Inc. (the “Company”) has received your letter dated December 28, 2006 containing comments on the Company’s most recently filed Form 10-K and Forms 10-Q. This letter on behalf of the Company responds to each of the comments set forth in your letter. For convenience of reference, we have included the comments set forth in your letter, and the Company’s response to each comment follows thereafter.

Form 10-K, Filed March 31, 2006

Notes to the Consolidated Financial Statements

Note 9. Interest Rate Swap Agreement, page F-26

1.

We note that you have entered into an interest rate swap designated as a cash flow hedge for your trust preferred securities and have determined this hedging relationship to be highly effective. Please tell us and revise your filings to disclose the ineffectiveness recognized, if any, in your financial statements as a result of this hedging relationship pursuant to paragraph 45(b)(1) of SFAS 133. If you have applied the shortcut method, please revise your financial statements to remove hedge accounting or alternatively, provide us with your SAB 99

Securities and Exchange Commission

February 9, 2007

analysis to support your assertion that the loss of hedge accounting would be immaterial.

Response: The Company will modify and expand in future filings its disclosure relating to its Interest Rate Swap and its accounting therefor in order to clarify that there is no ineffectiveness as a result of the swap and that the Company is using the shortcut method to account for the swap.

The Company contemporaneously with its issuance of variable rate Trust Preferred Securities on December 17, 2003 (the “Trust Preferred Securities”), entered into an Interest Rate Swap to effectively convert the variable interest rate of the Trust Preferred Securities to a fixed rate. The details of this transaction are as follows:

Trust Preferred Securities
Issue Date:	December 17, 2003
Principal Amount:	$ 5,000,000
Interest Rate:	3 Month LIBOR + 285 BPS
Rate Reset Frequency:	Quarterly
First Optional Call (Prepayment) Date:	December 17, 2008
Maturity Date:	December 17, 2033

Interest Rate Swap
Issue Date:	December 17, 2003
Notional Principal Amount:	$ 5,000,000
Interest Rates:
Pay:	Fixed at 6.405%
Receive:	3 Month LIBOR + 285 BPS
Variable Rate Reset Frequency:	Quarterly
Fair Value at Inception Date:	$ 0
Maturity Date:	December 17, 2008

As in Example 5 of Appendix B, Section 1, of SFAS 133, the term, notional amount and repricing dates of the Interest Rate Swap match the term, principal amount and repricing dates of the Trust Preferred Securities. In addition, the Interest Rate Swap had a zero value at inception. Therefore, the Company determined in accordance with SFAS 133 that the Company is permitted to assume that there will be no ineffectiveness of the Interest Rate Swap. The Company also determined that it could apply the shortcut method to report the Interest Rate Swap.

Because the Company has applied the shortcut method since the inception of the swap, it does not believe that there is hedge accounting to be removed from prior financial statements.

Securities and Exchange Commission

February 9, 2007

Form 10-Q for the period ended September 30, 2006

Notes to Consolidated Financial Statements

Note 2. Securities, page 11

2.

We note your disclosures regarding the unrealized loss position of greater than 12 months for your bank eligible preferred and equities included within your available-for-sale securities. Please provide us with your comprehensive analysis describing how you determined these securities were not other than temporarily impaired as of September 30, 2006. Refer to SAB Topic 5M and include the following in your response:

•	the nature and terms of each significant investment;
•	the duration and the extent to which the market value has been less than cost. Please consider prior unrealized loss positions disclosed in previous Forms 10-Q (i.e., June 30, 2006) in your analysis;
•	the time period you estimate until the forecasted recovery of fair value up to the cost of the investment and your basis for that estimate; and
•	a schedule or table listing each individual security that had unrealized losses for 12 months or longer at September 30, 2006, including acquisition cost, carrying value and unrealized losses.

Response: Management of the Company evaluates each of the securities it holds on a quarterly basis (or more frequently when economic or market conditions warrant such an evaluation) in order to determine if any securities are other-than-temporarily impaired. While performing its evaluations, Management follows the guidance in FASB Statement No. 115, SAB 59 and SAB Topic 5M and considers qualitative and quantitative information on the issuer and the security. Because there is no “bright-line” test for determining other-than-temporary impairment under current accounting guidance, management uses its best judgment to determine whether a security is other-than-temporarily impaired.

The following describes management’s analysis of the available for sale securities held by the Company on September 30, 2006 that were bank eligible preferred and equities with an unrealized loss position of greater than 12 months (the “Securities”). The Securities consisted of preferred stock issued by two government-sponsored entities: Fannie Mae (FNMA) and Freddie Mac (FHLMC) (collectively, the “GSE”). The Company holds four FHLMC issues totaling $4,750,000 par and four FNMA issues totaling $10,250,000 par. A list of each Security, along with historical cost and market value information for the three quarter end reporting periods preceding September 30, 2006 for each Security, is attached hereto as Appendix A.

Securities and Exchange Commission

February 9, 2007

Management made the determination as of September 30, 2006 that the Securities were not other-than-temporarily impaired, a conclusion the Company’s independent registered accounting firm concurred with, based on the following relevant factors:

1.

All of the Securities have fixed rate coupons. The nature of fixed rate coupon investments is that their market price or fair value will fluctuate up or down in general correlation with the current levels of interest rates for other investments with similar terms, maturity, and credit risk. The GSE preferred stocks tend to trade based upon a spread above the benchmark thirty year U. S. Treasury bond. Additionally, in the current flat interest rate environment coupled with an inverted yield curve, they have also been affected to some extent by levels of short term rates. Management concluded that the market price of these investments will improve such that there will be little or no unrealized losses when interest rates return to levels approximately equivalent to the levels that existed when they were originally purchased. Management believed that the then current interest rate levels were not significantly different than the levels when the Company originally purchased the Securities and that a return to such prior levels would not be unlikely within 10 to 12 years.

The Company had the positive intent and ability to hold the Securities until such time as the fair value of the Securities recovered to a level equal to or greater than the book (cost) basis. The principal objectives of the Company in purchasing the Securities were first to provide yield (the Securities are bank eligible investments with dividends that are seventy percent non-taxable that produce a taxable equivalent yield superior to most alternative investments at the time), second to preserve capital (the issuers of the Securities receive strong credit ratings and are unlikely to default), and finally, should the need arise, to provide liquidity (the Securities are exchange traded). The Company (as its principal subsidiary being a federally insured financial institution) is a long term investor; therefore, it is not unusual for investment securities purchased to have maturity dates of ten, fifteen, or twenty years. At September 30, 2006, management determined that the Securities continued to satisfy the Company’s long term investment objectives and that the Company had the current intent and ability to hold the Securities for 10 to 15 years.

2.

Management believed the financial condition and near-term prospects of the issuers were strong. The GSE issuers had the following credit ratings from the three major rating agencies and there had been no significant downgrade in such ratings.

	FNMA	FHLMC
Standard & Poor’s	AA-	AA-
Moody’s	Aa3	Aa3
Fitch	AA-	AA-

The outlook for each of the GSE issuers according to the three major rating agencies were “stable,” with three positive outlooks for FNMA and one positive and two neutral outlooks for FHLMC.

3.

Despite the length of time in which the market value of the Securities had been less than cost, management did not consider the extent of the decline of market value associated with the Securities to be significant given the long-term nature of these investments, anticipated holding period and reasons for the current market value. This same process of evaluating the nature and extent of an unrealized loss and the probability of recovery

Securities and Exchange Commission

February 9, 2007

of the investment’s cost was applied at June 30, 2006, as well as at the end of each previous reporting period.

In addition, the decline in the market value of the Securities was exacerbated, in part, from uncertainties associated with the issuers’ disclosure of accounting irregularities, management changes, and disclosures of corrections that had been made and/or were to be made. Evidence indicated that such uncertainties were temporary in nature. Management expected the market value of the Securities to increase as the uncertainties are eliminated in the future.

*******

As requested, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (804) 403-2002.

Thank you for your assistance in this matter.

Yours truly,

/s/ Charles F. Catlett, III

Charles F. Catlett, III

Appendix A
Central Virginia Bankshares, Inc.
Central Virginia Bank
Schedule of Agency Preferred Stocks held by Bank

					Per Share						Unrealized Loss Position ($)			September 30, 2006
CUSIP	Description	Date Purchased	First Call Date	Coupon (%)	Par ($)	Cost ($)	Market ($) *	Shares (#)	Par ($)	# Months At a Loss	Dec-05	Mar-06	Jun-06	Book ($)	Market Value ($)	Unrealized Gain / (Loss)	Gain/Loss (%)
313400731	FHLM PFD	Nov-03	31-Dec-06	5.700	50.00	50.45	48.00	20,000	1,000,000	34	(70,047)	(147,000)	(131,716)	1,009,081	960,000	(49,081)	-4.86
313400772	FHLM PFD	Nov-03	31-Mar-11	5.810	50.00	52.20	50.20	40,000	2,000,000	34	(21,147)	(92,000)	(282,751)	2,088,177	2,008,000	(80,177)	-3.84
313400855	FHLM PFD	Jan-03	28-Oct-06	5.100	50.00	49.00	43.60	10,000	500,000	30	(60,000)	(54,500)	(90,000)	490,000	436,000	(54,000)	-11.02
313400855	FHLM PFD	Oct-02	28-Oct-06	5.100	50.00	49.15	43.60	10,000	500,000	30	(61,500)	(56,000)	(91,500)	491,500	436,000	(55,500)	-11.29
313400863	FHLM PFD	Nov-98	28-Oct-06	5.000	50.00	48.75	43.25	5,000	250,000	30	(26,750)	(30,500)	(45,750)	243,750	216,250	(27,500)	-11.28
313400863	FHLM PFD	Jun-98	28-Oct-06	5.000	50.00	49.75	43.25	10,000	500,000	39	(63,500)	(71,000)	(101,500)	497,500	432,500	(65,000)	-13.07
313586828	FNMA PFD	Sep-03	25-Sep-08	5.500	50.00	50.00	47.77	20,000	1,000,000	30	(49,000)	(57,800)	(144,000)	1,000,000	955,400	(44,600)	-4.46
313586828	FNMA PFD	Sep-03	25-Sep-08	5.500	50.00	50.00	47.77	40,000	2,000,000	30	(98,000)	(115,600)	(353,333)	2,000,000	1,910,800	(89,200)	-4.46
313586836	FNMA PFD	Jul-03	10-Jun-08	4.750	50.00	50.00	41.31	40,000	2,000,000	38	(367,200)	(343,000)	(435,000)	2,000,000	1,790,100	(209,900)	-10.50
313586836	FNMA PFD	Jun-03	10-Jun-08	4.750	50.00	48.50	41.31	25,000	1,250,000	39	(192,000)	(214,250)	(389,167)	1,212,500	895,050	(317,450)	-26.18
313586844	FNMA PFD	Nov-03	29-Apr-08	5.125	50.00	46.50	44.15	20,000	1,000,000	29	(46,400)	(60,000)	(96,000)	930,000	883,000	(47,000)	-5.05
313586844	FNMA PFD	Aug-03	29-Apr-08	5.125	50.00	47.25	44.15	40,000	2,000,000	29	(122,800)	(120,000)	(222,000)	1,890,000	1,766,000	(124,000)	-6.56
313586877	FNMA PFD	Nov-02	31-Dec-07	5.375	50.00	50.00	45.00	20,000	1,000,000	29	(76,000)	(92,000)	(155,000)	1,000,000	900,000	(100,000)	-10.00
									15,000,000					14,852,508	13,589,100	(1,263,408)

	*Market Price per 9-30-2006 "Equity Portfolio" established on Yahoo Finance